Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2023

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at June 30, 2023	As at December 31, 2022
ASSETS

Current assets
Cash and cash equivalents (note 3)	$44,942,286	$59,469,868
Accounts receivable	188,344	209,923
Other receivables	116,725	270,274
Prepaid expenses (note 14)	1,400,049	1,487,913
Total current assets	46,647,404	61,437,978

Non-current assets
Property and equipment (note 4)	269,288	295,738
Intangible assets (note 5)	252,580	294,802
Total assets	$47,169,272	$62,028,518

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$7,168,195	$9,334,158
Current portion of lease liability (note 6)	48,194	50,447
Derivative liability (note 7)	1,202,713	419,901
Total current liabilities	8,419,102	9,804,506

Non-current liabilities
Lease liability (note 6)	-	22,424
Total liabilities	8,419,102	9,826,930

Equity
Share capital (note 8)	147,674,648	147,545,399
Warrants (note 10)	3,517,867	3,517,867
Contributed surplus	16,567,255	15,586,832
Deficit	(129,009,600)	(114,448,510)
Total equity	38,750,170	52,201,588
Total equity and liabilities	$47,169,272	$62,028,518

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Commitments (notes 5 and 12)

Subsequent event (note 9(c))

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars) Unaudited

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Operating expenses (notes 9, 13, 14)
General and administration	$2,835,264	$4,825,039	$6,493,704	$10,765,990
Research and development	3,479,385	4,407,182	7,607,081	8,254,709
Loss before other income	(6,314,649)	(9,232,221)	(14,100,785)	(19,020,699)
Interest income	528,697	191,336	1,074,624	263,647
Gain (loss) on foreign exchange	(828,909)	1,689,797	(752,117)	319,353
Change in derivative liability (note 7)	(856,893)	861,600	(782,812)	2,994,117
Net loss and comprehensive loss for the period	$(7,471,754)	$(6,489,488)	$(14,561,090)	$(15,443,582)

Basic and diluted net loss per share (note 11)	$(0.12)	$(0.10)	$(0.23)	$(0.25)
Weighted average number of common shares outstanding	64,105,448	61,932,362	64,098,586	61,928,811

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2023	2022
Operating activities
Net loss and comprehensive loss for the period	$(14,561,090)	$(15,443,582)
Adjustments for:
Depreciation of property and equipment	74,479	65,177
Amortization of intangible assets	42,222	42,222
Share-based compensation	1,093,223	484,157
Change in derivative liability	782,812	(2,994,117)
Unrealized foreign exchange gain on cash	(849,290)	419,969
Accretion on lease liability	3,011	5,071
Shares for services	16,449	217,268
Research and development expenses settled through warrant exercise	-	1,355,775
Changes in non-cash working capital items:
Accounts receivable	21,579	(59,641)
Other receivables	153,549	63,145
Prepaid expenses	87,864	72,671
Accounts payable and accrued liabilities	(2,165,963)	2,790,514
Net cash used in operating activities	(15,301,155)	(12,981,371)

Investing activities
Purchase of property and equipment	(48,029)	(17,591)
Net cash used in investing activities	(48,029)	(17,591)

Financing activities
Payment of lease liability	(27,688)	(26,246)
Net cash used in financing activities	(27,688)	(26,246)
Net change in cash and cash equivalents	(15,376,872)	(13,025,208)
Cash and cash equivalents, beginning of period	59,469,868	83,899,070
Impact of foreign exchange on cash and cash equivalents	849,290	(419,969)
Cash and cash equivalents, end of period	$44,942,286	$70,453,893

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2021	61,922,999	$142,918,829	$4,176,780	$12,660,329	$(83,517,863)	$76,238,075
Shares for services	17,000	217,268	-	-	-	217,268
Share-based compensation (note 9)	-	-	-	484,157	-	484,157
Fair value of warrants earned	-	-	1,355,775	-	-	1,355,775
Net loss and comprehensive loss for the period	-	-	-	-	(15,443,582)	(15,443,582)
Balance, June 30, 2022	61,939,999	$143,136,097	$5,532,555	$13,144,486	$(98,961,445)	$62,851,693

Balance, December 31, 2022	64,042,536	$147,545,399	$3,517,867	$15,586,832	$(114,448,510)	$52,201,588
Restricted share units exercised	80,000	112,800	-	(112,800)	-	-
Shares for services	5,000	16,449	-	-	-	16,449
Share-based compensation (note 9)	-	-	-	1,093,223	-	1,093,223
Net loss and comprehensive loss for the period	-	-	-	-	(14,561,090)	(14,561,090)
Balance, June 30, 2023	64,127,536	$147,674,648	$3,517,867	$16,567,255	$(129,009,600)	$38,750,170

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these consolidated financial statements.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. (the "Corporation") was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation's lead drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX"). As a result, the Corporation's common shares commenced trading on that date on the TSX under the symbol "CRDL", and on May 12, 2021, warrants commenced trading under the symbol "CRDL.WT.A". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market ("Nasdaq") under the symbol "CRDL".

2.	Significant accounting policies

Statement of compliance

The Corporation applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of August 9, 2023, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2022.

Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2023, could result in restatement of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and six months ended June 30, 2023 amounted to $528,697 and $1,074,624 (three and six months ended June 30, 2022 - $191,336 and $263,647). As at December 31, 2022, Cash and cash equivalents included a cashable Guaranteed Investment Certificate totaling $61,875 earning interest of 0.5% per annum and maturing on December 4, 2023. The Guaranteed Investment Certificate was redeemed prior to maturity without penalty during the six months ended June 30, 2023.

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$200,319	$130,770	$237,248	$65,716	$79,823	$713,876
Additions	-	41,094	-	1,148	32,467	74,709
Balance, December 31, 2022	200,319	171,864	237,248	$66,864	$112,290	$788,585
Additions	-	48,029	-	-	-	48,029
Balance, June 30, 2023	$200,319	$219,893	$237,248	$66,864	$112,290	$836,614

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2021	$103,509	$75,211	$105,872	$25,659	$47,132	$357,383
Depreciation for the year	40,068	19,750	50,840	8,069	16,737	135,464
Balance, December 31, 2022	$143,577	$94,961	$156,712	$33,728	$63,869	$492,847
Depreciation for the period	20,034	18,238	25,420	3,314	7,473	74,479
Balance, June 30, 2023	$163,611	$113,199	$182,132	$37,042	$71,342	$567,326

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2022	$56,742	$76,903	$80,536	$33,136	$48,421	$295,738
Balance, June 30, 2023	$36,708	$106,694	$55,116	$29,822	$40,948	$269,288

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

5.	Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2021, December 31, 2022, and June 30, 2023	$767,228

Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2021	$387,982
Amortization for the year	84,444
Balance, December 31, 2022	$472,426
Amortization for the period	42,222
Balance, June 30, 2023	$514,648

Carrying Value	Exclusive global license agreement
Balance, December 31, 2022	$294,802
Balance, June 30, 2023	$252,580

Exclusive global agreement ("Meros License Agreement")

In 2017, the Corporation was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:

(a) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;

(b) 7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;

(c) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

5	Intangible assets (continued)

(d) 5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.

In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.

6.	Lease liability

Carrying Value
Balance, December 31, 2021	$117,579
Repayments	(53,934)
Accretion	9,226
Balance, December 31, 2022	$72,871
Repayments	(27,688)
Accretion	3,011
Balance, June 30, 2023	$48,194
Current portion	48,194
Long-term portion	$-

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024, and the lease payments were discounted with a 9% interest rate.

7.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The original estimated fair value of $11,577,426 was assigned to the 8,175,000 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a risk-free interest rate of 1.01%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. As at June 30, 2023, the fair value of the derivative liability was $1,202,713 (December 31, 2022 - $419,901), resulting in an increase in the value of the derivative liability for the three and six months ended June 30, 2023 of $856,893 and $782,812 (three and six months ended June 30, 2022 - decrease in fair value of $861,600 and $2,994,117).

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

7.	Derivative liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	Six Months Ended		Six Months Ended
	June 30, 2023		June 30, 2022
Share price	USD$	0.89	USD$	1.32
Exercise price	USD$	3.75	USD$	3.75
Risk-free interest rate		4.54%		3.14%
Expected volatility		101%		88%
Expected life in years		1.35		2.35
Expected dividend yield		Nil		Nil

8.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2021	61,922,999	$142,918,829
Shares for services (i)	17,000	217,268
Balance, June 30, 2022	61,939,999	$143,136,097

Balance, December 31, 2022	64,042,536	$147,545,399
Shares for services (ii)	5,000	16,449
Restricted share units exercised (note 9)	80,000	112,800
Balance, June 30, 2023	64,127,536	$147,674,648

(i) During the six months ended June 30, 2022, the Corporation issued 17,000 common shares with a fair value of$ 28,348. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $188,920 related to vesting of previously issued shares.

(ii) During the six months ended June 30, 2023, the Corporation issued 5,000 common shares with a fair value of$ 3,550. The fair value of the shares was determined to be equal to the value of the services rendered. Included in shares for services is $12,899 related to vesting of previously issued shares.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

8.	Share capital (continued)

c) 2022 At-The-Market ("ATM") Program

In June 2022, the Corporation announced it entered into an equity distribution agreement with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (the "Sales Agents") acting as co-agents in connection with the 2022 at-the-market offering program (the "2022 ATM Program"). Under the terms of the 2022 ATM Program, the Corporation may, from time to time, sell common shares having an aggregate value of USD$50,000,000 through the Sales Agents on the Nasdaq Capital Market. As at June 30, 2023 and the date of these consolidated financial statements, the Corporation has not issued any shares under the 2022 ATM Program.

The timing and extent of the use of the 2022 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2022 ATM Program. Accordingly, total gross proceeds from offerings under the 2022 ATM Program could be less than US$50 million. The 2022 ATM Program will be effective until the earlier of the issuance and sale of all of the Offered Shares issuable pursuant to the 2022 ATM Program and March 8, 2024, unless terminated prior to such date by the Corporation or the Sales Agents.

9.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and six months ended June 30, 2023, the total expenses related to share-based compensation amounted to $666,400 and $1,093,223 (three and six months ended June 30, 2022 - $(528,237) and $484,157).

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2021	4,301,800	$4.16
Issued	395,000	1.95
Expired	(403,334)	4.34
Balance, June 30, 2022	4,293,466	$3.94

Balance, December 31, 2022	1,968,476	$3.52
Issued	500,000	1.20
Expired	(780,976)	4.65
Balance, June 30, 2023	1,687,500	$2.32

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

9.	Share-based payments (continued)

At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2023	2022
Fair value of stock options at grant date	$0.65	$1.39
Share price	$1.00	$1.86
Exercise price	$1.20	$1.95
Risk-free interest rate	3.74%	1.95%
Expected volatility	89%	100%
Expected life in years	4.40	5.00
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of June 30, 2023:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 23, 2025	3.54	1.65	20,000	20,000
April 10, 2025	0.75	1.78	100,000	-
August 19, 2025	2.12	2.14	100,000	66,667
August 30, 2025	5.00	2.17	80,000	80,000
April 1, 2026	5.77	2.76	60,000	60,000
December 8, 2026	3.59	3.44	325,000	108,333
January 11, 2027	2.18	3.54	220,000	73,333
March 14, 2027	2.07	3.71	60,000	20,000
May 12, 2027	1.46	3.87	115,000	38,334
September 12, 2027	1.61	4.21	207,500	-
June 25, 2028	1.33	4.99	400,000	-
	2.32	3.67	1,687,500	466,667

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

9.	Share-based payments (continued)

(b)	Performance Share Units

The Corporation has 600,000 outstanding PSUs as at June 30, 2023 (December 31, 2022 - 600,000). Grants of PSUs require completion of certain performance criteria specific to each grant. These PSUs have an expiry date of December 31, 2023.

During the six months ended June 30, 2022, 1,200,000 PSUs granted to certain consultants of the Corporation expired. Upon expiry, $1,121,400 of previously recognized share-based compensation was reversed through general and administration.

(c)	Restricted Share Units

The total outstanding RSUs at June 30, 2023 is 3,357,963 (December 31, 2022 - 2,312,963). Of the outstanding RSUs, 1,305,984 have fully vested as of June 30, 2023 (December 31, 2022 - 1,355,984).

During the three and six months ended June 30, 2023, the Corporation granted 1,125,000 RSUs carrying a value of $1,083,000 (June 30, 2022 - nil carrying a value of nil, and nil carrying a value of nil). These RSUs will vest one-fifth on each of September 30, 2023, October 31, 2023, November 30, 2023, December 31, 2023, and January 31, 2024.

Subsequent to June 30, 2023, the Corporation granted 875,000 RSUs to certain consultants of the Corporation, vesting 20% on each of September 30, 2023, October 31, 2023, November 30, 2023, December 31, 2023 and January 31, 2024. The Corporation granted an additional 100,000 RSUs to certain consultants that vest on September 2, 2023.

10.	Warrants

	Number of warrants	Amount
Balance, December 31, 2021	12,452,178	$4,176,780
Earned (i)	-	1,355,775
Balance, June 30, 2022	12,452,178	$5,532,555

Balance, December 31, 2022 and June 30, 2023	11,628,178	$3,517,867

(i) During the six months ended June 30, 2022, 338,943 warrants with a fair value of $1,355,775 were earned pursuant to the Caro Development Agreement (see note 12 (iii)).

The following table reflects the actual warrants issued and outstanding as of June 30, 2023, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 5):

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

10.	Warrants (continued)

Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
May 12, 2024	4.60	0.87	3,453,178
November 5, 2024(1)	4.97	1.35	8,175,000
	4.86	1.21	11,628,178

(1) Warrants carry an exercise price of USD$3.75. This amount was translated to CAD for presentation purposes at the June 30, 2023 rate of 1.33. These warrants are classified as a derivative liability on the statement of financial position (see note 7).

11.	Loss per share

For the three and six months ended June 30, 2023, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $7,471,754 and $14,561,090, respectively (three and six months ended June 30, 2022 - $6,489,488 and $15,443,582, respectively) and the weighted average number of common shares outstanding of 64,105,448 and 64,098,586, respectively (three and six months ended June 30, 2022 - 61,932,362 and 61,928,811, respectively). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

12.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2023	$27,688	$25,923	$53,611
2024	23,074	21,602	44,676
	$50,762	$47,525	$98,287

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2023	$289,597

(iii) Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

12.	Commitments (continued)

(iii) (continued) Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Pursuant to the terms of the Caro Development Agreement, Cardiol upon execution of the Caro Development Agreement allotted and set aside 824,000 Common Shares of Cardiol, and issued to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. The Compensation Warrants were earned and became exercisable as the Development Activities were completed. Cardiol also further agreed to pay Caro US$400,000 in cash (paid). The unexercised warrants expired on August 31, 2022. Prior to that, 503,672 warrants that were earned were exercised into common shares, carrying a value of $2,014,688.

Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.

(iv) Cardiol entered into an exclusive supply agreement (the "Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and November 12, 2019, pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.

During 2020, the Exclusive Supply Agreement was assigned to Purisys, LLC ("Purisys"), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.

Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.

The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

(v) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for contract research services for 2023 at a cost of approximately $576,053.

Cardiol Therapeutics Inc. Notes to Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2023 (Expressed in Canadian Dollars) Unaudited

13.	Other expenses and adjustments

The following details highlight certain components of the research and development and general and administration expenses classified by nature. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023 ($)	2022 ($)	2023 ($)	2022 ($)
Research and development expenses
Non-cash share-based compensation	98,487	91,347	195,892	263,184

General and administration expenses
Depreciation of property and equipment	37,385	33,510	74,479	65,177
Amortization of intangible assets	21,111	21,111	42,222	42,222
Non-cash share-based compensation	567,913	(673,584)	897,331	220,973

14.	Related party transactions

(a)	The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $109,129 and $737,809 for the three and six months ended June 30, 2023 (three and six months ended June 30, 2022 - $362,053 and $702,532) paid to a company related to a director. As at June 30, 2023, $490,261 (December 31, 2022 - $985,022) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $nil (December 31, 2022 - $9,413) was paid to this company and was included in prepaid expenses.

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, including any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation, except as noted in (a) above, was as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Salaries and benefits	$534,446	$507,290	$1,704,476	$1,369,618
Share-based payments	262,128	366,498	531,010	847,779
	$796,574	$873,788	$2,235,486	$2,217,397

As at June 30, 2023, $nil (December 31, 2022 - $nil) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.